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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*



                             Oxford Industries Inc.
                             ----------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                    691497309
                                 --------------
                                 (CUSIP Number)


         Check the following box if a fee is being paid with this statement ( ). (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                  SCHEDULE 13G

CUSIP NO. 691497309
          ---------

--------------------------------------------------------------------------------
         1)  Names of Reporting Persons
             S.S. or I.R.S. Identification Nos. Of Above Persons:

                  WEDGE Capital Management L.L.P.            56-1557450

--------------------------------------------------------------------------------

         2)  Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a)
                  (b)

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         3)  SEC Use Only

--------------------------------------------------------------------------------

         4)  Citizenship or Place of Organization:

                  North Carolina

--------------------------------------------------------------------------------

                5)  Sole Voting Power:  538,676
  Number of         -----------------------------------------------------
    Shares
 Beneficially   6)  Shared Voting Power:  none
   Owned By         -----------------------------------------------------
Each Reporting
  Person With   7)  Sole Dispositive Power:  538,676
                    -----------------------------------------------------

                8)  Shared Dispositive Power:  none
                    -----------------------------------------------------

--------------------------------------------------------------------------------

         9)  Aggregate Amount Beneficially Owned by Each Reporting Person:

                           538,676 shares

--------------------------------------------------------------------------------

         10) Check Box if the Aggregate Amount in Row (9)
             Excludes Certain Shares (See Instructions):

                           Inapplicable

--------------------------------------------------------------------------------

         11) Percent of Class Represented by Amount in Row 9:

                           6.3%
--------------------------------------------------------------------------------

         12) Type of Reporting Persons (See Instructions):

                           IA
--------------------------------------------------------------------------------
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                                   Item 1 (a)

Name of Issuer:  Oxford Industries, Inc.

                                   Item 1 (b)

Address of Issuer's Principal Executive Offices:  222 Piedmont Avenue, N.E.
                                                  Atlanta, GA 30308


                                   Item 2 (a)

Name of Person Filing:  WEDGE Capital Management L.L.P.


                                   Item 2 (b)

Address of Principal Business Officer or, if none, Residence:

         2920 One First Union Center, 301 South College Street,
                  Charlotte, North Carolina  28202-6002

                                   Item 2 (c)

Citizenship:  North Carolina

                                   Item 2 (d)

Title of Class of Securities:  Common Stock

                                   Item 2 (e)

CUSIP Number:  691497309

                                     Item 3

If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

         (a)  (  )  Broker or Dealer registered under Section 15 of the Act

         (b)  (  )  Bank as defined in section 3(a)(6) of the Act

         (c)  (  )  Insurance Company as defined in section 3(a)(19) of the Act

         (d) ( ) Investment Company registered under section 8 of the Investment Company Act

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         (e)   (X)  Investment Adviser registered under section 203 of the
Investment Advisers Act of 1940

         (f) ( ) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see ss.240.13d-1(b)(1)(ii)(F)

         (g)  (  )  Parent Holding Company, in accordance with ss.240.13d-1(b)
(ii)(G) (Note: See Item 7)

         (h)  (  )  Group, in accordance with ss.240.13d-1(b)(1)(ii)(H)


                                     Item 4

Ownership:

         If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

         (a)  Amount Beneficially Owned:  538,676 shares

         (b)  Percent of Class: 6.3%

         (c)  Number of shares as to which such person has:

               (i)   sole power to vote or to direct the vote:  538,676

               (ii)  shared power to vote or to direct the vote:  none

               (iii) sole power to dispose or to direct the disposition of:
                     538,676

               (iv)  shared power to dispose or to direct the disposition of:
                     none

                                     Item 5

Ownership of Five Percent or Less of a Class:

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ( ).

         Inapplicable




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                                     Item 6

Ownership of More than Five Percent on Behalf of Another Person:

         Inapplicable.

                                     Item 7

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

         Inapplicable.

                                     Item 8

Identification and Classification of Members of the Group:

         Inapplicable.

                                     Item 9

Notice of Dissolution of Group:

         Inapplicable.

                                     Item 10

Certification:

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 28, 1999

                                            WEDGE CAPITAL MANAGEMENT L.L.P.



                                            By /s/ R. Michael James
                                               ---------------------------------
                                               R. Michael James
                                               General Partner